SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K



         (X)      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 1996 or


         (  )     TRANSITION REPORTS PURSUANT TO SECTION 13 OR 15 (d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

                     For the Transition Period from __________ to __________



    Commission File No. 1-9583


        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                                    MBIA INC.
                   EMPLOYEES PROFIT SHARING AND 401 (K) SALARY
                                  DEFERRAL PLAN



        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:





                                    MBIA INC.
                                 113 King Street
                               Armonk, N. Y. 10504

                                    MBIA INC.
                          EMPLOYEES PROFIT SHARING AND
                           401(K) SALARY DEFERRAL PLAN


                              FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                           DECEMBER 31, 1996 AND 1995

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN

                              FINANCIAL STATEMENTS





                                      INDEX
                                      -----


                                                               Pages
                                                               -----

Report of Independent Accountants                               2


Financial Statements:
     Statements of Net Assets Available for Plan
       Benefits as of December 31, 1996 and 1995                3

     Statements of Changes in Net Assets Available
       for Plan Benefits for the years ended
       December 31, 1996 and 1995                               4

     Notes to Financial Statements                              5-10

Signatures                                                     11

                        REPORT OF INDEPENDENT ACCOUNTANTS
                        ---------------------------------





TO THE PLAN ADMINISTRATOR OF
MBIA INC. EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN:


We have audited the accompanying statements of net assets available for plan benefits of the MBIA Inc. Employees Profit Sharing and 401(K) Salary Deferral Plan as of December 31, 1996 and 1995 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the MBIA Inc. Employees Profit Sharing and 401(K) Salary Deferral Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.



/s/ COOPERS & LYBRAND L. L. P.
------------------------------



New York, New York
June 18, 1997.

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS







                                             As of December 31
                                         -------------------------
                                             1996          1995
                                         -----------   -----------
Allocated share of MBIA Inc. Master
   Trust net assets, at fair value
  (cost $35,216,408 and
   $26,893,720, respectively)            $41,184,879   $32,599,172

Employer contribution receivable               1,356           107
                                         -----------   -----------
     Net assets available for
       plan benefits                     $41,186,235   $32,599,279
                                         ===========   ===========


                      The accompanying notes are an integral
                        part of the financial statements.

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN

                       STATEMENTS OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS






                                             For the years ended December 31
                                             -------------------------------
                                                   1996           1995
                                                ------------  ------------

Contributions:
  Employees' salary deferral                    $ 2,192,690   $ 1,950,823

  Employer                                        1,300,350     1,192,514

Interest and dividends                            1,710,442     1,254,247

Net appreciation in fair value of investments     6,165,234     5,974,669

Benefit distributions                            (2,781,760)     (749,701)
                                                -----------   -----------

      Net increase                                8,586,956     9,622,552

Net assets available for plan
  benefits, beginning of year                    32,599,279    22,976,727
                                                -----------   -----------
      Net assets available for plan
       benefits, end of year                    $41,186,235   $32,599,279
                                                ===========   ===========







                      The accompanying notes are an integral
                        part of the financial statements.

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.   PLAN DESCRIPTION
---------------------

The MBIA Inc. Employees Profit Sharing and 401(K) Salary Deferral Plan (the "Plan") is a defined contribution plan for employees of MBIA Inc. and Subsidiaries (the "Company"). Effective April 1, 1987, a 401(K) deferral feature was implemented enabling eligible participants to defer up to 10% of their total eligible compensation. Matching contributions are made by the Company at the rate of 100% of the participant's contribution up to a maximum of 5% of the participant's eligible compensation. Participants may request loans from their accounts in accordance with established guidelines.

The assets of both the Plan and the MBIA Inc. Employees Pension Plan are managed by Fidelity Management Trust Company ("Fidelity"), the investment advisor, master trustee and custodian. The participants of the Plan have the option to direct the investment of their contribution share into one or more of nine Fidelity funds and the Employer Stock Fund.

Vesting in employer contributions begins after three years of service and full vesting is achieved after five years of service. Participants are fully vested in their salary deferred contributions at all times. Upon reaching the normal retirement date, death or becoming disabled, a participant becomes fully vested in the Company's contributions. Nonvested benefits remaining after termination of employment serve to reduce future Company contributions.

A  participant  is  entitled  to  the  benefit  that  can  be  provided  by  the contributions and income thereon, including net realized and unrealized investment gains and losses of each participant's account. Upon retirement, disability, death or termination, a participant or beneficiary can elect to receive a lump-sum distribution, installment distributions or purchase a joint and survivor annuity contract or single life annuity contract.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the Summary Plan Description and Plan Document for specific information regarding Plan provisions.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-----------------------------------------------

The financial statements have been prepared on the basis of generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

Significant accounting policies are as follows:

INVESTMENTS
The Plan's assets are invested in the MBIA Inc. Master Trust (the "Master Trust") together with the assets of the MBIA Inc. Employees Pension Plan.

The Plan's share of investments and income from investment activities in the Master Trust is determined based on the Plan's underlying contribution to the investment classification which is, in turn, based on the investment fund elections of the participants.

Investments in the Fidelity funds and the Company's common stock are valued at their current fair values based on last reported sales prices on the last business day of the year. Participant loans are stated at outstanding principal balances plus accrued interest.

Gain or loss on sale of investments is based on specifically identified cost. Interest income from investments is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan's net appreciation (depreciation) in the fair value of its investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

CONTRIBUTIONS
Contributions from eligible participants and matching Company contributions are recorded in the month the related payroll deductions are made.

PARTICIPANT ACCOUNTS
Each   participant   has  an  account  which  is  credited  with  the  Company's contribution, employees' contribution and the income (loss) from the investment activities of the participant's account.

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)

ADMINISTRATIVE EXPENSES
Administrative expenses are paid directly by the Company rather than out of Plan assets. Employee loan fees are paid out of the participants' accounts.


3.   PLAN TERMINATION
---------------------
The Company has not expressed any intent to discontinue its contributions or terminate the Plan. However, it reserves the right to temporarily suspend contributions to or amend or terminate the Plan. Upon termination of the Plan, the accounts of all participants shall become fully vested, and the net assets of the Plan shall be distributed among the participants and beneficiaries of the Plan in proportion to their respective account balances.


4.   INVESTMENTS
----------------
As of December 31, 1996 and 1995, the financial position of the Master Trust on a cash basis (excluding the ending accrual for employer contributions) and the Plan's percentage interest in each asset category were as follows:


                                                     December 31, 1996                 December 31, 1995
                                           ----------------------------------  ----------------------------------
                                              Total Master Trust                  Total Master Trust
                                           -------------------------  Plan's   ------------------------   Plan's
                                                            Fair        %                     Fair          %
                                                Cost        Value    Interest      Cost        Value     Interest
                                           ------------  ----------- --------  -----------  -----------  --------
Investments at fair value as
 determined by quoted market price:
  Employer Stock Fund                       $13,510,043  $18,044,834  100.00%  $ 9,806,441  $12,768,677   100.00%
  Fidelity Puritan Fund                       1,605,846    1,630,058   41.62     1,419,737    1,583,453    38.85
  Fidelity Magellan Fund                      4,124,095    4,005,103   43.40     3,220,299    3,822,072    43.73
  Fidelity Growth Company Fund                3,661,046    4,007,194   40.43     2,448,628    3,045,981    40.45
  Fidelity Growth and
   Income Portfolio                          23,515,287   26,433,859   42.86    18,274,576   22,878,824    43.81
  Fidelity Intermediate Bond Fund             1,425,115    1,387,505   50.07     1,211,229    1,273,320    49.87
  Fidelity Value Fund                           262,517      254,745   43.03           ---          ---      ---
  Fidelity Overseas Fund                      1,398,480    1,456,140   47.67       948,355      998,664    46.78
  Fidelity Blue Chip Growth Fund              3,722,493    3,956,884   47.74     2,981,030    3,336,181    45.17
  Managed Income Portfolio                    7,875,966    7,875,966   41.71     6,757,801    6,757,801    41.19
                                             ----------   ----------            ----------   ----------
                                             61,100,888   69,052,288   58.05    47,068,096   56,464,973    56.15
Investments at estimated fair value:
  Participant loans                           1,341,044    1,341,044   82.23     1,111,334    1,111,334    80.60
                                             ----------   ----------            ----------   ----------
    Total invested assets available for
      benefits of participating plans       $62,441,932  $70,393,332   58.51%  $48,179,430  $57,576,307    56.62%
                                            ===========  ===========           ===========  ===========


For the years ended December 31, 1996 and 1995, net appreciation in the fair value of investments (determined by quoted market price) of the Master Trust (including investments bought and sold, as well as held during the year) was as follows:

                                      Years ended December 31
                                     ------------------------
                                         1996          1995
                                     ----------    ----------
  Fidelity funds                     $3,669,950    $6,869,526
  Employer Stock Fund                 4,603,368     3,034,019
                                     ----------    ----------
                                     $8,273,318    $9,903,545
                                     ==========    ==========

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
                          NOTES TO FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 1996 and 1995, investment income consisting of dividends and interest in the Master Trust was $3,628,608 and $2,576,601, respectively.

5.   NET ASSETS AND CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND
-----------------------------------------------------------------------------
As of December 31, 1996 and 1995, the net assets available for Plan benefits of the individual investment funds were as follows:

                                                 As of December 31
                                            -------------------------
                                                1996          1995
                                            -----------   -----------
     Employer Stock Fund*                   $18,046,190   $12,768,784
     Fidelity Puritan Fund                      678,400       615,142
     Fidelity Magellan Fund*                  1,738,253     1,671,441
     Fidelity Growth Company Fund             1,620,017     1,231,989
     Fidelity Growth and Income Portfolio*   11,328,480    10,023,820
     Fidelity Intermediate Bond Fund            694,760       635,027
     Fidelity Value Fund                        109,626           ---
     Fidelity Overseas Fund                     694,148       467,180
     Fidelity Blue Chip Growth Fund           1,888,877     1,506,884
     Managed Income Portfolio*                3,284,807     2,783,298
     Participant Loans                        1,102,677       895,714
                                            -----------   -----------
                                            $41,186,235   $32,599,279
                                            ===========   ===========

       * Each of these investments represents 5% or more of the Plan's net assets at December 31, 1996 and 1995. The Fidelity Magellan Fund represented 5% or more of the Plan's net assets at December 31, 1995 only. The participant loans are included in the allocated share of MBIA Inc. Master Trust net assets on the Statements of Net Assets Available for Plan Benefits.


For the years ended December 31, 1996 and 1995, the changes in net assets available for Plan benefits of the individual investment funds were as shown on the following page:

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING and 401 (K) SALARY DEFERRAL PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)

                                                         Year ended December 31, 1996
                                    ------------------------------------------------------------------------
                                      Employer                            Growth    Growth
                                       Stock       Puritan    Magellan   Company  and Income   Intermediate
                                        Fund         Fund       Fund       Fund      Fund        Bond Fund
                                    ----------     --------   --------   -------- ----------   -------------

Contributions:
   Employees' salary deferral       $   77,374   $  80,154  $ 288,597  $ 268,116  $  775,966    $  72,425

   Employer                          1,305,218         ---       ---         ---         ---          ---

Interest and dividends                 246,104      80,017    272,215     68,061     554,757       44,032

Net appreciation (depreciation) in
  fair value of investments          4,603,368      13,575   (95,677)    141,511   1,379,550      (20,335)

Benefit distributions                 (847,017)    (79,943) (134,446)    (68,033) (1,349,954)      (1,832)

Transfers (to) from other funds       (107,641)    (30,545) (263,877)    (21,627)    (55,659)     (34,557)
                                     ----------  ---------   --------   --------   ---------   ----------

Net increase
  in net assets available
  for Plan benefits                 $5,277,406   $  63,258 $  66,812   $ 388,028  $1,304,660    $  59,733
                                     =========     =======   ========   ========   =========     ========


                                                    Year ended December 31, 1996 (Con't)
                                     --------------------------------------------------------------------
                                                             Blue Chip   Managed
                                       Value      Overseas     Growth     Income    Participant
                                        Fund        Fund        Fund    Portfolio      Loans      Total
                                     ----------   --------   --------  ----------   ----------  ---------
Contributions:
   Employees' salary deferral      $  22,050     $ 118,002  $ 247,654  $ 242,352   $     ---   $2,192,690

   Employer                              ---           ---       ---      (4,868)        ---    1,300,350

Interest and dividends                11,505        41,693    127,634    172,588      91,836    1,710,442

Net appreciation (depreciation) in
  fair value of investments           (2,852)       31,864    114,230        ---         ---    6,165,234

Benefit distributions                   (921)      (35,837)   (86,932)  (168,508)     (8,337)  (2,781,760)

Transfers (to) from other funds       79,844        71,246    (20,593)   259,945     123,464          ---
                                    --------      --------   --------   --------    --------   ----------
Net increase
  in net assets available
  for Plan benefits                $ 109,626     $ 226,968  $ 381,993  $ 501,509   $ 206,963   $8,586,956
                                    ========      ========   ========   ========    ========    =========

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING and 401 (K) SALARY DEFERRAL PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)

                                                        Year ended December 31, 1995
                                   ----------------------------------------------------------------------
                                    Employer                            Growth     Growth
                                     Stock         Puritan   Magellan   Company  and Income   Intermediate
                                      Fund          Fund       Fund       Fund      Fund       Bond Fund
                                   ---------      -------    --------   -------- ----------   ------------
Contributions:
   Employees' salary deferral    $   60,340       $ 82,062  $ 248,397  $ 194,652  $  674,673     $ 79,220

   Employer                       1,264,917            ---        ---        ---         ---          ---

Interest and dividends              204,125         30,054     90,187     52,451     479,195       36,247

Net appreciation in fair value
  of investments                  3,034,019         74,074    327,775    242,322   2,060,801       32,467

Benefit distributions              (314,315)       (11,502)   (85,953)   (11,640)   (136,507)         (28)

Transfers (to) from other funds    (150,610)        (2,401)    14,553    103,918     (93,495)       6,520
                                  ---------         -------   --------   --------  ----------    --------
Net increase
  in net assets available
  for Plan benefits              $4,098,476      $ 172,287  $ 594,959  $ 581,703  $2,984,667    $ 154,426
                                  =========       ========   ========   ========   =========     ========


                                                    Year ended December 31, 1995 (Con't)
                                   ---------------------------------------------------------------------
                                                              Blue Chip  Managed
                                       Value        Overseas   Growth    Income    Participant
                                       Fund           Fund       Fund  Portfolio     Loans      Total
                                     -------       --------   -------- ---------  -----------  ---------
Contributions:
Contributions:
   Employees' salary deferral       $   ---      $ 104,123  $ 259,493  $ 247,863    $    ---   $1,950,823

   Employer                             ---            ---        ---    (72,403)        ---    1,192,514

Interest and dividends                  ---         10,051    110,457    157,760      83,720    1,254,247

Net appreciation in fair
  of investments                        ---         29,901    173,310        ---         ---    5,974,669

Benefit distributions                   ---         (6,385)    (9,084)  (169,844)     (4,443)    (749,701)

Transfers (to) from other funds         ---        (81,262)   118,201     85,264        (688)         ---
                                    -------       --------   --------   --------  ----------    ---------
Net increase
  in net assets available
  for Plan benefits                 $   ---       $ 56,428  $ 652,377  $ 248,640   $  78,589   $9,622,552
                                    =======        =======   ========   ========    ========    =========

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)

6.     TAX STATUS
-----------------

The Internal Revenue Service has advised that the Plan constitutes a qualified plan under Section 401 (a) of the Internal Revenue Code and is therefore exempt from federal income taxes under provisions of Section 501(a).

The Plan obtained its latest determination letter on July 12, 1995 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related Trust was tax-exempt as of the financial statement date.

                                   SIGNATURES
                                   ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.




                                                     MBIA INC.
                                           EMPLOYEES PROFIT SHARING AND
                                           401(K) SALARY DEFERRAL PLAN




                                          /s/ KEVIN D. SILVA
Date:  June 27, 1997                     --------------------------------
                                         Kevin D. Silva
                                         Senior Vice President
                                         Plan Administrator





                                           /s/ LOUIS G. LENZI
Date:  June 27, 1997                     -------------------------------
                                         Louis G. Lenzi
                                         General Counsel